SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: February 11, 2015

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

On February 11, 2015, Navios Maritime Partners L.P. (“Navios”) issued a press release announcing (i) the closing of its follow-on public offering of 4,600,000 common units at $13.09 per common unit, which included the full exercise of the underwriters’ option to purchase additional common units, raising gross proceeds of approximately $60.2 million, and (ii) a private placement to Navios Maritime Holdings Inc. (“Navios Holdings”) of 1,120,547 common units and 22,868 general partnership units (the “Private Placement Units”) at $13.09 per unit, representing gross proceeds of $15.0 million. A copy of the press release is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

On February 6, 2015, Navios entered into an underwriting agreement (the “Underwriting Agreement”) with Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., and J.P. Morgan Securities LLC, as representatives of the several underwriters identified therein, in connection with its public offering. A copy of the executed Underwriting Agreement is filed as Exhibit 1.1 as part of this report and is incorporated herein by reference. In addition, a copy of the opinion of Reeder & Simpson P.C. with respect to the issuance of the common units is filed as Exhibit 5.1 as part of this report.

On February 4, 2015, Navios entered into (i) a Securities Purchase Agreement with Navios Holdings, in connection with the issuance of the Private Placement Units (the “Securities Purchase Agreement”); and (ii) a Registration Rights Agreement with Navios Holdings (the “Registration Rights Agreement”), providing Navios Holdings with standard demand and piggy back registration rights for the Private Placement Units. A copy of the Securities Purchase Agreement and the Registration Rights Agreement are filed as Exhibits 10.1 and 10.2, respectively, hereto

The information contained in this report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-192176.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ ANGELIKI FRANGOU
Angeliki Frangou
Chief Executive Officer

Date: February 12, 2015

EXHIBIT INDEX

Exhibit No.	Exhibit

1.1	Underwriting Agreement dated February 6, 2015

5.1	Opinion of Reeder & Simpson P.C. dated February 11, 2015

10.1	Securities Purchase Agreement, dated February 4, 2015, between Navios Maritime Partners L.P.and Navios Maritime Holdings Inc.

10.2	Registration Rights Agreement, dated February 4, 2015, between Navios Maritime Partners L.P.and Navios Maritime Holdings Inc.

99.1	Press Release dated February 11, 2015